Corporate Office • 107 W. Franklin St. • (P.O. Box 638) • Elkhart, Indiana 46515-0638

Phone (574) 294-7511 • Fax (574) 522-5213

September 25, 2009

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, D.C. 20549-4631

Attention: Rufus Decker

Accounting Branch Chief

Re:	Patrick Industries, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the period ended June 28, 2009 File No. 000-03922

Dear Mr. Decker:

The following contains the responses of Patrick Industries, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated September 14, 2009, concerning the above-referenced documents. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

RESPONSE: Drafts of additional disclosures or other revisions responsive to the written comments are set forth below. All revisions will be included in our future filings, as appropriate. We will amend our Form 10-K for the year ended December 31, 2008 and our Form 10-Qs for the quarterly periods ended March 29, 2009 and June 28, 2009 once the SEC has advised whether our approach to amending these filings is acceptable to the SEC.

Mr. Rufus Decker

Securities and Exchange Commission

September 25, 2009

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Markets and Related Industry Performance, page 24

2.

You disclose in the last paragraph on page 25 that you continue to explore alternative sources of raw materials and components, both domestically and from overseas. Please revise to address whether you have any exposure related to the defective drywall that was manufactured in China as we understand that this may be an industry-wide issue.

RESPONSE: We are aware of the allegedly defective drywall issue with products produced in China. We source our drywall materials from domestic suppliers who have provided certifications that their products were not manufactured in China, and we do not believe that we have exposure to such products.

We will revise our future filings to include a statement addressing whether the Company sources its drywall products domestically or internationally. The following is an example of the revised disclosure that we will include in our future filings.

“We continue to explore alternative sources of raw materials and components, both domestically and from overseas. Recently there have been concerns about the allegedly defective drywall manufactured in China and sold in the U.S. We do not believe that we have had any exposure to such products because we purchase our drywall materials from domestic suppliers that have certified to us that their products were not manufactured in China.”

Summary of Liquidity and Capital Resources, page 43

3.

On page 44, you disclose it is probable that you will maintain compliance with the revised minimum one and two-month Consolidated EBITDA covenant, as modified in the Third Amendment, please disclose here or elsewhere in the filing, the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP, if necessary. See Sections I.D and IV.C of the SEC Interpretative Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE: In future filings, we will disclose the required minimum amounts for the one and two-month Consolidated EBITDA and the corresponding actual amounts as of each reporting date in the “Liquidity and Capital Resources” section of Management’s

Mr. Rufus Decker

Securities and Exchange Commission

September 25, 2009

Discussion and Analysis of Financial Condition and Results of Operations” as presented below.

We do not plan to include an actual calculation of each number with a corresponding reconciliation to GAAP because we believe that the complexity and length of the detailed calculation would not add significant further clarity. However, in future filings, we will add the following detailed description of the calculation required for the one and two-month Consolidated EBITDA.

“Effective with the Third Amendment to the Company’s Credit Agreement in April 2009, the minimum one and two-month Consolidated EBITDA requirement is measured at the end of each month beginning with the fiscal months ended June 28, 2009 and July 26, 2009, respectively. Consolidated EBITDA is calculated pursuant to the Credit Agreement, whereby adjustments to reported earnings before interest, taxes, depreciation and amortization (“EBITDA”) include items such as (i) removing the effects of non-cash gains and losses, non-cash impairment charges, and certain non-recurring items; (ii) adding back non-cash stock compensation expenses; (iii) excluding the impact of certain closed operations; and (iv) excluding the effects of losses and gains due to discontinued operations and restructuring charges, subject to approval of the administrative agent.

As modified in the Third Amendment, there was no applicable minimum Consolidated EBITDA requirement for the fiscal month ended March 29, 2009. For the fiscal month ended June 28, 2009, the one-month minimum Consolidated EBITDA was $279,000 versus actual Consolidated EBITDA of $761,000.”

Controls and Procedures, page 47

4.

Please tell us whether you had any changes in internal control over financial reporting during the fourth fiscal quarter ended December 31, 2008 that materially affected, or were reasonably likely to materially affect, the registrant’s internal control over financial reporting. If there were no changes, please disclose this as well. See Item 308T(b) of Regulation S-K.

RESPONSE: There were no changes in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2008 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Future filings will provide the above disclosure as it relates to the fourth fiscal quarter in Item 9A - Controls and Procedures under the caption “Changes in internal control over financial reporting.” Similar disclosure was provided in our interim reports for the quarterly periods ended March 29, 2009 and June 28, 2009 under Item 4T - Controls and Procedures under the caption “Changes in internal control over financial reporting.”

Mr. Rufus Decker

Securities and Exchange Commission

September 25, 2009

Audited Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page F-19

5.

You wrote-off all but $7.4 million of your other intangible assets as of December 31, 2008. Please revise your filing to explain what the remaining balance of other intangible assets pertains to and the period over which it is being amortized.

RESPONSE: In future filings, we will disclose the components of the balance of other intangible assets and the period(s) over which each component is being amortized under the “Other Intangible Assets” section of the “Goodwill and Other Intangible Assets” note to the consolidated financial statements as presented below. Similar disclosure will be provided in our interim filings under the “Goodwill and Intangible Assets” section of the Significant Accounting Policies note to the condensed consolidated financial statements.

“To determine the fair value of the Company’s definite and indefinite-lived intangible assets pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company had an independent appraisal performed on its intangible assets. As of December 31, 2008, the remaining intangible asset balance of $7.4 million is comprised of $1.4 million of trademarks which have an indefinite life, and therefore, no amortization expense has been recorded, and $6.4 million pertaining to customer relationships which are being amortized over 17 years.”

Note 13 - Commitments and Contingencies, page F-30

6.

Notwithstanding the materiality effect of any legal proceedings on your consolidated financial statements, you should still disclose the nature of any contingencies when there is as least a reasonable possibility that a loss may have been incurred. Please refer to paragraphs 8-10 of SFAS 5 and revise your filing accordingly.

RESPONSE: In future filings, the Company will enhance its discussion of contingencies to read as follows (notwithstanding the materiality effect of any legal proceedings on our consolidated financial statements).

“The Company is subject to proceedings, lawsuits and audits and other claims arising in the normal course of business. All such matters are subject to uncertainties and outcomes that are not predictable with assurance. Accruals for these items, when applicable, have been provided to the extent that losses are deemed probable and are reasonably estimable. These accruals are adjusted from time to time as developments warrant.

Although the ultimate outcome of these matters cannot be ascertained, on the basis of present information, amounts already provided, availability of insurance coverages and legal advice received, it is the opinion of management that the ultimate resolution of

Mr. Rufus Decker

Securities and Exchange Commission

September 25, 2009

these proceedings, lawsuits and other claims will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.”

Exhibit 31.1 and 31.2 – Management Certifications

7.

Please amend your filing so that the opening paragraph of bullet point 4 of your management certifications includes the reference to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting. Your amended management certifications should conform to the wording provided in Item 601(B)(31) of Regulation S-K. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the 10-K/A. Please refer to Section 246.13 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Regulation S-K. The interpretations are available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

RESPONSE: The Company will amend Exhibits 31.1 and 31.2 of its Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 2009 and June 28, 2009 to add the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15f) and (15d-15f))” to the opening paragraph of bullet point four of the management certifications.

For the reasons set forth below, we respectfully request that the Staff permit the Company to effect the amendments by filing a cover page with an explanatory note and the amended management’s certifications as Exhibits 31.1 and 31.2, without filing the full body of these SEC filings.

We request the relief because the filing of a full Form 10-K, including a restatement of the entire body of the Report, would be unduly burdensome on the Company. In order to effect the filing of the entire body of the Company’s Annual Report on Form 10-K, we would need to obtain the consent of three separate independent public accounting firms. The Company has been advised by its accounting firms that each would need to go through substantially all of its normal procedures to file a consent and considerable time and expense would be incurred to obtain the consents, even though the amended management certifications have no impact on the consents of the three accounting firms involved.

Consents of three separate independent public accounting firms are required, since on April 2, 2007, the Company named Ernst & Young, LLP (“E&Y”) as its independent registered public accounting firm, replacing McGladrey & Pullen, LLP (“McGladrey”) who was dismissed following completion of the fiscal 2006 audit. The report of McGladrey for the fiscal year ended December 31, 2006 and the reports of E&Y for each of the fiscal years ended December 31, 2008 and 2007 were included in our Form 10-K for the year ended December 31, 2008. In addition, on June 22, 2009, the Company

Mr. Rufus Decker

Securities and Exchange Commission

September 25, 2009

named Crowe Horwath LLP (“Crowe”) as its independent registered public accounting firm for the fiscal year ending December 31, 2009, replacing E&Y. E&Y performed the review of the Form 10-Q for the quarterly period ended March 29, 2009 and Crowe performed the review of the Form 10-Q for the quarterly period ended June 28, 2009.

We respectfully request permission to effect the amendments of the management certifications without a restatement of the entire body of the SEC reports, since the correction can be accomplished without incurring the substantial cost and expense associated with obtaining the consents of the three accounting firms involved, as well as other costs associated with filing the body of the Report.

FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2009

General

8.	Please address the above comments in your interim filings as well.

RESPONSE: The above comments as they relate to our fiscal year 2009 interim filings for the quarterly periods ended March 29, 2009 and June 28, 2009 have been addressed in the responses previously provided in this letter.

* * * *

In connection with our response to your comments, we acknowledge that: (1) We are responsible for the adequacy and accuracy of the disclosures in our filings; (2) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely yours,

/s/ Andy L. Nemeth

Andy L. Nemeth

Executive Vice President – Finance and Chief Financial Officer